Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6
www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Obtains Interim Order for Plan of Arrangement involving IPIC

Calgary, AB (March 17, 2009) — NOVA Chemicals announced that it obtained an interim order of the Court of Queen’s Bench of Alberta today. The interim order provides for, among other things, the holding of an annual and special meeting of holders of common shares of NOVA Chemicals to approve the previously announced arrangement under the Canada Business Corporations Act involving International Petroleum Investment Company (IPIC).

The annual and special meeting of shareholders is scheduled to be held at NOVA Chemicals’ executive office located at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, on April 14, 2009, at 2:30 p.m. (Eastern time).

NOVA Chemicals intends to mail the meeting materials, including the Notice of Annual and Special Meeting, Management Proxy Circular and form of proxy to shareholders of record as of March 13, 2009. Mailing is expected to commence on or about March 19, 2009. The meeting materials will also be available at www.sedar.com and www.sec.gov and on the company’s website at www.novachemicals.com no later than the time of mailing.

The completion of the arrangement is subject to certain conditions, including the receipt of the requisite approval from NOVA Chemicals’ shareholders, the final approval of the Court of Queen’s Bench of Alberta and other required regulatory approvals. If all necessary approvals are obtained and the conditions to the completion of the arrangement are satisfied or waived, it is expected that the arrangement will be completed in the second quarter of 2009.

The Board of Directors of NOVA Chemicals has determined not to declare or pay any dividends on the common shares of NOVA Chemicals pending the completion of the arrangement.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public Affairs

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward Looking Information

This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating, but not limited to, the date of the annual and special meeting, the date of mailing of materials in connection with such meeting and the time for completion of the arrangement. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking information.

You are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

These risks include that the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) required NOVA Chemicals shareholder approval, (ii) necessary court and regulatory approvals, and (iii) certain termination rights available to the parties under the arrangement agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable. You are cautioned that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in NOVA Chemicals’ public filings with the Canadian and United States securities regulatory authorities, including its most recent annual information form, annual report, management’s discussion and analysis, quarterly reports, and news releases. NOVA Chemicals’ public filings are available through NOVA Chemicals’ website at www.novachemicals.com. Copies of NOVA Chemicals’ Canadian public filings are available on SEDAR at www.sedar.com. NOVA Chemicals’ public filings in the United States, including NOVA Chemicals’ most recent annual report on form 40-F, as supplemented by its filings on Form 6-K, are available at www.sec.gov. You are further cautioned that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The forward-looking information in this press release is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this press release, and except as required by applicable law, NOVA Chemicals does not undertake any obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.